Exhibit 99.1

Besra update on Vietnam tax, royalty and production issues

Toronto, Canada: 27 September 2013 - Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (Frankfurt: OP6) announces that the Vietnam General Department of Customs has suspended the enforcement of its export tax assessments (see Besra press release 5 July 2013) pending completion of the complaints appeal process.  The Company regards this as a positive development.

The Company also advises that it has recently been made aware of a proposal submitted by Vietnam’s Ministry of Finance to the National Assembly to increase royalty rates on gold and other minerals.

Vietnam’s law allows royalties on gold to range between 9% and 25%. Currently the Company’s Phuoc Son mine attracts a 15% royalty and its Bong Mieu mine 3%. The Bong Mieu royalty is fixed in its investment certificate whereas the Phuoc Son royalty is determined by the law applicable from time to time.  The position in Vietnam is in stark contrast to East Malaysia where the Company’s flagship Bau property, currently nearing completion of Stage One feasibility study, enjoys a zero percentage royalty rate.

Besra CEO, John Seton, said, “ Any increase; however, small, would seriously impact Besra’s ability to commit further investment capital in Vietnam. Any reduction in investment into our operations in Vietnam would lead to lower production and therefore ironically, reduced royalty and taxation revenue to Vietnam. Besra and its partners are continuing to lobby for the royalty to be reduced to 9% so it can continue with plans to make significant further foreign investment in the country and increase production to over 100,000 oz pa and thereby increase the Government’s revenue from the projects.”

The royalty rates are expected to be discussed and decided upon by the Standing Committee of the Vietnam National Assembly in mid-October.

Finally, the Company states that production output and costs of production at its Phuoc Son property in central Vietnam were affected resulting from delays importing mining equipment and replacement parts.  The backlog in necessary equipment and parts are scheduled to clear by mid-October.

The delays will mean that Quarter One's ounce production will be less than planned and at higher costs; however, subject to any production reductions resulting from royalty increases; the Company is maintaining its production forecast for FY2014 of 65-70,000 oz.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).
Besra – www.besra.com

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.